Exhibit 99.2
SIMS METAL MANAGEMENT LIMITED
ABN 69 114 838 630
HALF-YEAR REPORT
Pursuant to ASX Listing Rule 4.2A
31 DECEMBER 2008

APPENDIX 4D
ABN 69 114 838 630
HALF-YEAR REPORT
1.	Details of the reporting period

Current period	1 July 2008 to 31 December 2008
Previous corresponding period	1 July 2007 to 31 December 2007
2.	Results for announcement to the market

				Current
	Up/	%		Period
	Down	Chg		A$’000
2.1 Revenue from ordinary activities	Up	104%	To	5,577,122
2.2 Loss from ordinary activities after tax attributable to members*	Down	157%	To	(79,393)
2.3 Net loss for the period attributable to members *	Down	157%	To	(79,393)

*	Includes A$173.0 million (pre and post tax) non-cash goodwill impairment charge.
2.4	Distributions approved for the half-year ended 31 December 2008

	Cents per	% Franked per
	Security	Security
Current period Interim dividend	28.0	100%
Previous corresponding period Interim dividend	55.0	47%
2.5	The record date for determining entitlement to the distributions

Record Date	Payment Date
20 March 2009	9 April 2009
2.6	Brief explanation of revenues, profits after income tax and distributions

Refer to the press release issued to the ASX for an explanation of results.

The profit after tax for the previous corresponding period has been restated to reflect the finalisation of the recording of the Company’s investment in SA Recycling LLC and the retrospective application of the Company’s change in accounting policy for land, buildings and leasehold improvements. Refer to Notes 1(e), 2 and 3 in the interim financial report for the half-year ended 31 December 2008 for further information.

3.	Net tangible assets per security

		Previous
	Current	Corresponding
	Period	Period
Net tangible asset backing per ordinary security	9.47	6.43
4.	Gain or loss of control over entities

Refer to Note 7 of the interim financial report for the half-year ended 31 December 2008 for further information on acquisitions during the period presented. The Company did not dispose of any entities during the half-year ended 31 December 2008.
5.	Details of dividends/distributions

Refer to Note 9 of the interim financial report for the half-year ended 31 December 2008 for further information.
6.	Dividend reinvestment plan

Sims Metal Management Limited Dividend Reinvestment Plan (“DRP”), adopted by the Board of Directors on 2 February 2006, applies to the interim dividend as presented herein. Shares under the DRP will be issued at a 2.5% discount to the market. The last date for receipt of the election notice for participation in the DRP is the dividend record date of 20 March 2009.
7.	Details of associates/joint ventures

Refer to Note 2 of the interim financial report for the half-year ended 31 December 2008 for further information related to associates and joint ventures.
8.	Foreign entities

Not applicable.
9.	Status of review of accounts

The interim financial report for the half-year ended 31 December 2008 is based on accounts which have been subject to an independent review. The interim financial report for the half-year ended 31 December 2008 is not subject to dispute or qualification.

DIRECTORS’ REPORT
The directors of Sims Metal Management Limited (formerly Sims Group Limited) present their report on Sims Metal Management Limited and its controlled entities (“Sims” or the “Company”) for the half-year ended 31 December 2008.
The Directors
The following persons were directors of the Company during the half-year ended 31 December 2008 and up to the date of this report:

Name	Title
Executive Directors:
Daniel W. Dienst	Group Chief Executive Officer
Jeremy L. Sutcliffe	Executive Director
Ross B. Cunningham +	Executive Director, Group Finance & Strategy

Non-Executive Directors:
Paul K. Mazoudier	Independent Non-Executive Chairman of the Board
Norman R. Bobins	Independent Non-Executive Director
John T. DiLacqua +	Independent Non-Executive Director
J. Michael Feeney	Independent Non-Executive Director
Masakatsu Iwanaga	Non-Independent, Non-Executive Director
Robert Lewon	Independent Non-Executive Director
Gerald E. Morris	Independent Non-Executive Director
Christopher J. Renwick	Independent Non-Executive Director
Paul J. Varello	Independent Non-Executive Director and Deputy Chairman

+	Retired from the Board of Directors on 21 November 2008.
Review of Operations
Commentary on the results for the half-year ended 31 December 2008 is contained in the press release dated 19 February 2009 filed with the ASX and in the accompanying interim financial report.
Changes in State of Affairs
At the Company’s annual general meeting on 21 November 2008, shareholders approved the change in the company’s name from Sims Group Limited to Sims Metal Management Limited. The new name represents a combined scrap metal industry leader that draws from the common cultures and visions of the legacy Sims and the former Metal Management businesses. The new name also represents the Company’s leadership position as one of the world’s largest metal recyclers.
Sustainability
The Company’s Australian operations are subject to the reporting requirements of both the Energy Efficiency Opportunities Act 2006 and the National Greenhouse and Energy Reporting Act 2007 of Australia.

The Energy Efficiency Opportunities Act 2006 requires the Company to assess its energy usage, including the identification, investigation and evaluation of energy saving opportunities, and to report publicly on the assessments undertaken, including what action the Company intends to take as a result. As required under this Act, the Company registered with the Department of Resources, Energy and Tourism as a participant entity before the deadline of 31 March 2007 and submitted its first assessment plan and reporting schedule prior to 31 December 2007. The assessment is available for review on our website at www.simsmm.com. The Company completed its initial assessments during the half-year ended 31 December 2008 and will publicly report on these assessments within its sustainability report for the year ending 30 June 2009.
The National Greenhouse and Energy Reporting Act 2007 requires the Company to report its annual greenhouse gas emissions and energy use. The first measurement period for this Act runs from 1 July 2008 until 30 June 2009. The Company has implemented systems and processes for the collection and calculation of the data required to enable it to prepare and submit its initial report to the Greenhouse and Energy Data Officer (“GEDO”) by 31 October 2009. The Company will register with the GEDO before the deadline of 31 August 2009.
Auditor’s Independence Declaration
A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 3.
Rounding of Amounts to Nearest Thousand Dollars
The Company is of a kind referred to in Class Order 98/100 issued by the Australian Securities & Investments Commission, relating to the “rounding off” of amounts in the directors’ report and financial report. Amounts in the directors’ report and the interim financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.
This report is made in accordance with a resolution of the Board of Directors:

P K Mazoudier	D W Dienst
Chairman	Group Chief Executive Officer

Sydney	New York
19 February 2009	18 February 2009

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www. pwc.com/au
Auditor’s Independence Declaration
As lead auditor for the review of Sims Metal Management Limited for the half year ended 31 December 2008, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Sims Metal Management Limited and the entities it controlled during the period.

Andrew J Parker	Sydney
Partner	19 February 2009
PricewaterhouseCoopers
Liability limited by a scheme approved under Professional Standards Legislation

Sims Metal Management Limited
Consolidated Income Statements
For the half-year ended 31 December 2008

		Half-year ended
		31 December
		2008	2007
	Note	A$’000	A$’000
Revenue	4	5,577,122	2,729,229

Other income	3,8	40,056	45,180
Raw materials and changes in inventories of finished goods		(4,230,203)	(1,860,434)
Freight expense		(521,894)	(316,810)
Employee benefits expense		(280,780)	(160,627)
Depreciation and amortisation expense	1(e),3,8	(81,875)	(39,035)
Repairs and maintenance expense		(81,026)	(53,699)
Other expenses from ordinary activities		(310,259)	(139,788)
Finance costs		(14,037)	(17,633)
Goodwill impairment charge	14	(172,953)	—
Share of pre-tax profit of investments accounted for using the equity method	2,3	62,278	5,025

(Loss)/profit before income tax		(13,571)	191,408

Income tax expense	3,6	(65,822)	(51,962)

(Loss)/profit after tax attributable to members of Sims Metal Management Limited	3	(79,393)	139,446

		2008	2007
		A¢	A¢
(Loss)/earnings per share
Basic	5	(43.9)	110.6
Diluted	5	(43.9)	109.8
The consolidated income statements should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Balance Sheets

		31 December	30 June
		2008	2008
	Note	A$’000	A$’000
ASSETS
Current assets
Cash and cash equivalents		165,774	133,487
Trade and other receivables		416,251	852,811
Current tax receivable		38,200	13,290
Inventories		506,419	1,010,921
Derivative financial instruments		11,437	3,948

Total current assets		1,138,081	2,014,457

Non-current assets
Receivables		4,840	2,963
Investments accounted for using the equity method	2,3	474,195	332,226
Property, plant and equipment	1(e),3	1,070,281	791,823
Deferred tax assets	3	107,940	109,982
Goodwill	14	1,299,749	1,166,534
Other intangible assets		305,704	235,622

Total non-current assets		3,262,709	2,639,150

Total assets		4,400,790	4,653,607

LIABILITIES
Current liabilities
Trade and other payables		518,106	1,063,470
Derivative financial instruments		6,143	2,463
Current tax liabilities	3	10,655	133,609
Provisions		31,502	28,064

Total current liabilities		566,406	1,227,606

Non-current liabilities
Payables		3,109	2,270
Borrowings	10	219,328	397,197
Deferred tax liabilities	3	221,428	146,029
Provisions		39,670	34,729
Retirement benefit obligations		23,651	4,828

Total long-term liabilities		507,186	585,053

Total liabilities		1,073,592	1,812,659

Net assets		3,327,198	2,840,948

EQUITY
Contributed equity	12	2,347,133	2,325,924
Reserves	1(e),3,13	522,256	(171,284)
Retained profits	1(e),3,13	457,809	686,308

Total equity		3,327,198	2,840,948

The consolidated balance sheets should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Recognised Income and Expense
For the half-year ended 31 December 2008

		Half-year ended
		31 December
		2008	2007
	Note	A$’000	A$’000
Actuarial (loss)/gain on defined benefit plans (net of tax)		(13,537)	—
Changes in fair value of cash flow hedges (net of tax)		1,216	(6,895)
Exchange differences on translation of foreign operations		695,152	(25,025)

Net income/(expense) recognised directly in equity		682,831	(31,920)

(Loss)/profit after tax for the half-year	3	(79,393)	139,446

Total recognised income and expense for the half-year		603,438	107,526

The consolidated statements of recognised income and expense should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Cash Flows
For the half-year ended 31 December 2008

		Half-year ended 31
		December
		2008	2007
	Note	A$’000	A$’000
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		5,999,563	2,743,525
Payments to suppliers and employees (inclusive of goods and services tax)		(5,272,251)	(2,738,579)

Net cash inflow from receipts and payments		727,312	4,946

Interest received		1,167	1,191
Interest paid		(14,037)	(17,633)
Dividends received from associates and jointly controlled entities		34,133	—
Income taxes paid		(206,986)	(65,865)

Net cash inflow/(outflow) from operating activities		541,589	(77,361)

Cash flows from investing activities
Payments for property, plant and equipment		(113,931)	(54,475)
Payments on acquisitions of businesses and associates, net of cash acquired	7	(67,817)	(29,779)
Return of capital from jointly controlled entities		3,196	46,083
Proceeds from sale property, plant and equipment		3,861	9,808

Net cash outflow from investing activities		(174,691)	(28,363)

Cash flows from financing activities
Proceeds from borrowings		663,758	449,051
Repayment of borrowings		(899,721)	(274,970)
Loans from jointly controlled entities		11,547	—
Proceeds from issue of shares		282	54
Dividends paid		(115,429)	(65,791)

Net cash (outflow)/inflow from financing activities		(339,563)	108,344

Net increase in cash held		27,335	2,620
Cash at the beginning of the half-year		133,487	38,560
Effects of exchange rate changes on cash and cash equivalents		4,952	1,010

Cash at the end of the half-year		165,774	42,190

The consolidated statements of cash flow should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2008
Note 1 — Summary of significant accounting policies
(a) Reporting entity
Sims Metal Management Limited is a company domiciled in Australia. The interim financial report as at and for the half-year ended 31 December 2008 comprises Sims Metal Management Limited and its subsidiaries (“Sims” or the “Company”) and its interest in associates, jointly controlled entities and joint venture operations. The interim financial report is presented in Australian dollars (A$), which is the Company’s presentational currency.
(b) Statement of compliance
The interim financial report is a general purpose financial report which is prepared in accordance with Australian Accounting Standards Board (“AASB”) 134, “Interim Financial Reporting” and the requirements of the Corporations Act 2001. International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The interim financial report also complies with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board.
This interim financial report does not include all the notes normally included in an annual financial report. Accordingly, the interim financial report should be read in conjunction with the annual report as at and for the year ended 30 June 2008 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
(c) Significant accounting policies
Except as described below, the interim financial report for the half-year ended 31 December 2008 has been prepared on the basis of accounting policies consistent with those applied in the annual financial report as at and for the year ended 30 June 2008.
(d) Critical accounting estimates
The preparation of the interim financial report requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 1(ae) of the Company’s annual financial report as at and for the year ended 30 June 2008.
(e) Change in accounting policy
In the current financial year, the Company revised its accounting policy for the valuation of land, buildings and leasehold improvements from the revaluation method to the historical cost method in accordance with AASB 116, “Property, Plant and Equipment” and AASB 108, “Accounting Policies, Changes in Accounting Estimates and Errors”.
The policy change results in the financial report providing reliable and more relevant information about the effects of transactions, other events and conditions on the Company’s financial position and financial performance. This will allow for enhanced comparability among the Company’s peers and also provide a consistent valuation methodology among all fixed asset classes for the benefit of current and prospective investors and for internal financial reporting purposes. The change is also intended to reduce administrative costs in the form of professional fees incurred to accomplish the revaluations. Following this change in policy, comparative information has been restated for all periods included in this interim financial report, with the impact summarised below in Note 3.
Note 2 — Investments in associates and jointly controlled entities

			Contribution to profit after tax
	Ownership interest as		half-year ended 31 December
Name of associate and joint	at 31 December		2008	2007
controlled entity	2008	2007	A$’000	A$’000
SA Recycling LLC	50.0%	50.0%	35,164	991
Metal Management Nashville (a)	50.0%	0.0%	447	—
Richmond Steel Recycling Ltd	50.0%	50.0%	954	1,368
LMS Generation Pty Ltd	50.0%	50.0%	1,806	1,425
Other (b)			286	—

Total			38,657	3,784

(a)	The associate was acquired as part of the Metal Management acquisition on 14 March 2008.

(b)	Represents immaterial associates and jointly controlled entities.
Investment in SA Recycling LLC
On 1 September 2007, the Company merged its metal recycling assets in Southern California with those of Adams Steel LLC to form a newly created joint venture company, SA Recycling LLC. In accordance with AASB 128, “Investments in Associates”, and AASB 131, “Interests in Joint Ventures”, SA Recycling LLC is a jointly controlled entity accounted for under the equity method. The accounting for the formation of SA Recycling LLC was based on the fair value principles outlined by AASB 3, “Business Combinations”.
In the half-year ended 31 December 2007, the Company recorded provisional fair values for the assets and liabilities contributed to SA Recycling LLC. Final fair values were determined at 30 June 2008 and were materially different to the provisional fair values. As a result and consistent with the requirements of AASB 3, comparative information for prior periods has been re-presented (see Note 3). The final fair values of assets and liabilities contributed to SA Recycling LLC at 1 September 2007 were as follows:

			Non-cash
(A$’000)	Book Value	Fair Value	Gain
Property, plant and equipment	71,436	79,872	8,436
Goodwill and intangible assets	196,425	265,670	69,245
Non-current provisions	(3,206)	(3,206)	—

Investment at formation	264,655	342,336	77,681

In accordance with Urgent Issues Group (“UIG”) 113, “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”, the portion of the non-cash gain attributable to the equity interest of the other venturer, in this instance 50%, was recognised immediately on contribution of assets to the SA Recycling LLC jointly controlled entity. This has been recognised as “other income”. The remaining 50% of the non-cash gain for goodwill and intangibles has been allocated to reduce the cost of the equity accounted investment and will be recognised progressively in future periods over 10 years. The remaining 50% of the non-cash gain for property, plant and equipment has been allocated to reduce the cost of the equity accounted investment and will be recognised if the land to which the gain relates is sold.
Note 3 – Prior period restated amounts
The following presents the retrospective impact of the accounting policy change (refer to Note 1(e)) and the finalisation of the recording of the Company’s investment in SA Recycling LLC (refer to Note 2). The table sets forth the restated results for the impacted income statement accounts and earnings per share for the half-year ended 31 December 2007.

			Finalisation
		Accounting	of SA
	Previously	Policy	Recycling
(A$’000)	Reported	Change	Investment	Restated
Other income	2,518	8,039	34,623	45,180
Depreciation and amortisation expense	(39,318)	283	—	(39,035)
Share of pre-tax profit of investments accounted for using the equity method	12,129	—	(7,104)	5,025
Income tax expense	(53,332)	(1,670)	3,040	(51,962)
Profit after tax	102,235	6,652	30,559	139,446

Earnings per share (cents)
Basic	81.1			110.6
Diluted	80.5			109.8
The table sets forth the restated results for the impacted balance sheet accounts as at 30 June 2008.

		Accounting
	Previously	Policy
(A$’000)	Reported	Change	Restated
Assets
Investments accounted for using the equity method	335,826	(3,600)	332,226
Property, plant and equipment	950,210	(158,387)	791,823
Deferred tax assets	111,360	(1,378)	109,982

Liabilities
Current tax liabilities	131,429	2,180	133,609
Deferred tax liabilities	190,434	(44,405)	146,029

Equity
Reserves	(39,014)	(132,270)	(171,284)
Retained profits	675,178	11,130	686,308
Note 4 – Segment information
The Company is principally organised geographically and then by line of business. While the Chief Executive Officer evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America — comprising the United States of America and Canada.

•	Australasia — comprising Australia, New Zealand, Papua New Guinea and Asia.

•	Europe — comprising United Kingdom, Sweden, Holland and Germany.
The Company also reports revenues by the following product groups:
•	Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.

•	Secondary processing — comprising value added process involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

•	Recycling solutions — comprising the provision of environmentally responsible solutions for the disposal of post consumer electronic products, including IT assets recycled for commercial customers. The Company offers fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment, and tyres.
The following table sets forth the segment results for the half-year ended 31 December 2008.

				Inter-
	North	Australa-		segment
Half-year ended	America	asia	Europe	Eliminations	Consolidated
31 December 2008	A$’000	A$’000	A$’000	A$’000	A$’000
Sales to external customers	4,231,256	683,715	660,875	—	5,575,846
Inter-segment sales	—	10,114	—	(10,114)	—

Total sales revenue	4,231,256	693,829	660,875	(10,114)	5,575,846
Other revenue/income	314	631	331	—	1,276

Total segment revenue	4,231,570	694,460	661,206	(10,114)	5,577,122

Segment EBITDA	245,703	37,112	(28,683)	—	254,132
Depreciation and amortisation	59,253	9,814	12,808	—	81,875
Goodwill impairment charge	172,953	—	—	—	172,953

Segment EBIT	13,497	27,298	(41,491)	—	(696)

Interest income					1,162
Finance costs					(14,037)

Loss before income tax					(13,571)

The following table sets forth the segment results for the half-year ended 31 December 2007.

				Inter-
	North	Australa-		segment
Half-year ended	America	asia	Europe	Eliminations	Consolidated
31 December 2007	A$’000	A$’000	A$’000	A$’000	A$’000
Sales to external customers	1,370,094	807,893	549,064	—	2,727,051
Inter-segment sales	—	169	—	(169)	—

Total sales revenue	1,370,094	808,062	549,064	(169)	2,727,051
Other revenue/income	1,090	541	547	—	2,178

Total segment revenue	1,371,184	808,603	549,611	(169)	2,729,229

Segment EBITDA	130,368	77,430	39,096	—	246,894
Depreciation and amortisation	19,407	8,161	11,467	—	39,035

Segment EBIT	110,961	69,269	27,629	—	207,859

Interest income					1,182
Finance costs					(17,633)

Profit before income tax					191,408

The following table sets forth sales by product for the half-year ended 31 December 2007.

	Half-year ended
	31 December
	2008	2007
	A$’000	A$’000
Sales by product:
Ferrous metals	4,223,705	1,667,669
Non-ferrous metals	970,885	672,666
Secondary processing	72,428	113,285
Recycling solutions	308,828	273,431

Total sales	5,575,846	2,727,051

Note 5 – Earnings per share

	Half-year ended
	31 December
	2008	2007
(Loss)/earnings per share (in cents)
Basic	(43.9)	110.6
Diluted	(43.9)	109.8

Weighted average number of shares used in the denominator (‘000)
Number of shares for basic earnings per share	180,751	126,091
Dilutive effect of share-based awards	—	913

Number of shares for diluted earnings per share	180,751	127,004

Due to the loss after tax for the half-year ended 31 December 2008, the dilutive effect of share-based awards, which was approximately 980,000 shares, was not included as the result would have been anti-dilutive.

Note 6 – Income tax
The prima facie income tax on (loss)/profit before income tax differs from the income tax charged in the income statement and is reconciled as follows:

	Half-year ended
	31 December
	2008	2007
	A$’000	A$’000
(Loss)/profit before income tax	(13,571)	191,408

Tax at the Australian rate of 30%	(4,071)	57,422
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-deductible amortisation and depreciation	120	—
Expenses not allowable	1,780	483
Non assessable income	(3,263)	(2,997)
Non assessable gain on formation of jointly controlled entity	—	(5,856)
Non-deductible goodwill impairment	51,886	—
Other	1,994	(582)

Total	48,446	48,470

Under provision for prior years	1,061	773
Utilisation of group losses not previously recognised	—	40
International tax rate differential	16,315	2,679

Total income tax expense	65,822	51,962

Note 7 – Business combinations
The following businesses were acquired during the half-year ended 31 December 2008:
•	On 29 July 2008, the purchase of the assets and business of C Herring & Son Ltd. The business is a small established ferrous and non-ferrous metal recycler and is based in Hartlepool, United Kingdom.

•	On 15 September 2008, the purchase of the assets and business of Weinert Recycling Co Inc. The business is a regional ferrous and non-ferrous metal recycler and operates in two locations in Middletown and Ferndale, New York.

•	On 7 October 2008, the purchase of the issued capital of Global Investment Recovery Inc. The business is a multi-state electronic recycling and asset recovery service provider in the United States, with operating facilities in Florida, South Carolina, Nevada, Louisiana and Arizona.
Revenue and net profit contribution by the above acquisitions to the Company post acquisition was not significant. The fair value of the identifiable assets and liabilities approximated their carrying values at the dates of acquisition.

Details of the purchase consideration and the fair value of assets and liabilities acquired are presented below.

A$’000
Purchase consideration:
Cash	67,279
Direct costs relating to acquisitions	1,149

Total purchase consideration	68,428

Fair value of assets and liabilities as at acquisition dates:
Cash	611
Trade and other receivables	11,936
Prepayments	1,419
Inventories	2,818
Property, plant and equipment	15,125
Identified intangibles	8,445
Trade and other creditors	(6,480)
Deferred tax liability	(36)
Current tax liabilities	(109)

Net assets acquired	33,729
Goodwill on acquisition	34,699

Total purchase consideration	68,428
Cash acquired	(611)

Net cash outflow	67,817

The initial accounting for the acquisitions has only been provisionally determined. The goodwill is attributable to several factors including, site locations, synergies existing in the operations acquired, and the assembled workforce which together contribute to the profitability of the acquired businesses.
Acquisition of Metal Management Inc
On 14 March 2008, the Company purchased the issued capital of Metal Management Inc for A$1.5 billion. The consideration comprised 53,473,817 ordinary shares (in the form of American Depository Shares) with a fair value of A$1.49 billion, the assumption of outstanding stock options with a fair value of A$10.5 million and transaction costs of A$19.5 million. Metal Management Inc was one of the largest full service scrap metal recyclers in the United States with 50 locations in 17 states. The acquisition was consummated to strengthen Sims’ position in the North American scrap recycling market. The acquisition was complementary as Sims’ operations in North America were primarily export-focused while Metal Management Inc’s operations were primarily domestic-focused and included a large non-ferrous recycling business. Additionally, both companies had significantly overlapping businesses in the north eastern region of the United States.
If the acquisition of Metal Management Inc occurred on 1 July 2007, revenues and net profit of the Company would have been approximately A$4.2 billion and A$161.1 million, respectively, for the half-year ended 31 December 2007. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of Metal Management Inc to reflect additional depreciation and amortisation expense that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 July 2007, together with the consequential tax effects.

Note 8 – (Loss)/profit before income tax
(Loss)/profit before income tax includes the following specific items whose disclosures are relevant in explaining the financial performance of the Company:

	Half-year ended
	31 December
	2008	2007
	A$’000	A$’000
Net gain on contribution of assets to SA Recycling LLC	—	38,841
Net gain on held for trading derivatives	39,639	—
Net gain on disposal of property, plant and equipment	373	6,339
Net foreign exchange gains	44	—

Total other income	40,056	45,180

Depreciation expense	57,391	27,871
Amortisation expense	24,484	11,164

Total depreciation and amortisation	81,875	39,035

Goodwill impairment charge	172,953	—

Write-down of inventories to net realisable value	116,085	—
Note 9 – Dividends
Details of dividends paid are as follows:

	Half-year Ended
	31 December
	2008	2007
	A$’000	A$’000
Final ordinary dividend for the year ended 30 June 2008 of 75 cents (23% franked) per share paid on 27 October 2008	135,569	—

Final ordinary dividend for the year ended 30 June 2007 of 60 cents (51% franked) per share paid on 19 October 2007	—	75,699
Since the end of the half-year, the Directors have declared an interim dividend of 28 cents per share, franked at 100% based on tax paid at 30% (2007: 55 cents per share, franked at 47% based on tax paid at 30%). The aggregate amount of the dividend expected to be paid on 9 April 2009 out of retained profits, but not recognised as a liability at the end of the half-year, is approximately A$50.9 million (2007: A$99.0 million).
Note 10 — Borrowings
During the half-year ended 31 December 2008, the Company amended the terms of its credit agreements with Commonwealth Bank of Australia (“CBA”) and Westpac Banking Corporation (“WBC”). The amendment in the CBA credit facility resulted in the maturity date being extended to 31 December 2010. The amount of the CBA credit facility increased from A$400 million as at 30 June 2008 to A$450 million as at 31 December 2008. The amendment in the WBC credit facility resulted in the maturity date being extended to 1 August 2010. The amount of the WBC credit facility was reduced from A$350 million as at 30 June 2008 to A$250 million as at 31 December 2008. The margins over LIBOR were increased for both credit facilities and renewal fees were paid for the extensions.
As at 31 December 2008, total borrowings under the Company’s credit facilities were A$219.3 million compared to A$397.2 million as at 30 June 2008. The Company had available borrowing capacity under its credit facilities of A$815.6 million as at 31 December 2008 compared to A$611.1 million as at 30 June 2008. As at 31 December 2008, the Company had A$165.8 million of cash.
The Company has reclassified outstanding cheques of A$99.4 million which were included within non-current borrowings as at 30 June 2008 to current trade and other payables to be consistent with the presentation as at 31 December 2008. The reclassifications had no impact on net assets and did not effect the Company’s compliance with any lending covenants.
Note 11 – Statements of changes in equity

	31 December	30 June
	2008	2008
	A$’000	A$’000
Total equity at the beginning of the period	2,840,948	1,279,430
Effect of accounting policy change (Note 1(e))	—	(100,319)

Restated total equity at beginning of the period	2,840,948	1,179,111

Total recognised income and expense for the period	603,438	291,815
Transactions with equity holders in their capacity as equity holders:
Dividends paid or provided for	(135,569)	(174,712)
Shares issued under dividend reinvestment plan	20,156	18,123
Share-based payments (net of tax)	(2,828)	20,263
Share options assumed from acquisition of Metal Management	—	10,523
Issue of ordinary shares, net of transaction costs	1,053	1,495,825

Total equity at the end of the period	3,327,198	2,840,948

Note 12 – Contributed equity

	Half-year ended 31 December
	2008	2007
	Shares	Shares	2008	2007
	’000	’000	A$’000	A$’000
Issue of ordinary shares during the half-year:
On issue at the beginning of the period	180,526	125,852	2,325,924	811,976
Issued under the dividend reinvestment plan	1,030	330	20,156	9,908
Shares issued to employees	317	136	1,053	54

On issue at the end of the period	181,873	126,318	2,347,133	821,938

Note 13 – Reserves and Retained Profits
(a) Reserves

	31 December	30 June
	2008	2008
	A$’000	A$’000
Share-based payments reserve	33,313	36,141
Cash flow hedging reserve	609	(607)
Foreign currency translation reserve	488,334	(206,818)

	522,256	(171,284)

(b) Nature and purpose of reserves
Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of performance share rights, restricted stock awards and options issued but not vested or exercised.
Cash flow hedging reserve
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity. Amounts are recognised in the income statement when the associated hedged transaction affects the income statement.
Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities are taken into the foreign currency translation reserve. The reserve is recognised in profit and loss when the net investment is disposed of.
(c) Retained Profits

	31 December	30 June
	2008	2008
	A$’000	A$’000
Retained profits at beginning of the period as previously reported	686,308	420,734
Effect of accounting policy change (Note 1(e))	—	8,113

Restated retained profits at beginning of the period	686,308	428,847

(Loss)/profit after tax	(79,393)	440,000
Dividends paid	(135,569)	(174,712)
Actuarial loss on defined benefit plans net of tax	(13,537)	(7,827)

Retained profits at end of the period	457,809	686,308

Note 14 – Goodwill Impairment
Goodwill is allocated to the Company’s cash generating units (“CGUs”). The Company tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. Due to the current economic environment, changes to the Company’s operating results and forecasts, and a significant reduction in the Company’s market capitalisation, the Company determined a triggering event had occurred and performed a goodwill impairment test during the period.

In accordance with AASB 136, “Impairment of Assets”, the Company performed its goodwill impairment test by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. The recoverable amount of a CGU was determined based on value-in-use calculations. Value-in-use is calculated based on the present value of cash flow projections over a five year period including a terminal value. The growth rate assumptions ranged from 1.5% to 3.0% reflecting achievement of at least a long-term estimate of inflation in the region in which each CGU operates. Management prepared the value-in-use calculations with reference to historical results and forecasts for each CGU.
The discount rate for each CGU was estimated based on the Company’s weighted average cost of capital adapted for the regions and currencies in which the CGU’s operate. The discount rates ranged between 10.5% and 12.0% (June 2008: 12% for all CGUs).
As a result of the impairment review, the Company recognised a non-cash impairment charge of A$173.0 million in the half-year ended 31 December 2008. The charge related to the write-off of goodwill in relation to 3 CGUs within the North America segment, operating in the ferrous and non-ferrous secondary recycling product groups. Due to the continued adverse economic conditions in the markets in which the Company operates, the Company will continue to monitor its goodwill, indefinite-lived intangible assets and long-lived assets for possible future impairment. Movements in the goodwill balance were as follows:

	31 December	30 June
	2008	2008
	A$’000	A$’000
Balance at beginning of financial year	1,166,534	532,240
Acquisition of businesses	34,699	826,463
Transfer to SA Recycling LLC	—	(173,652)
Impairment charge	(172,953)	(3,349)
Foreign currency exchange differences	271,469	(15,168)

Balance at end of financial year	1,299,749	1,166,534

Cost	1,476,051	1,169,883
Accumulated impairment	(176,302)	(3,349)

Net book amount	1,299,749	1,166,534

By segment:
Australasia	26,896	26,870
North America	1,149,150	1,025,617
Europe	123,703	114,047

	1,299,749	1,166,534

With regard to the assessment of the value-in-use of each CGU, a sensitivity analysis was conducted on the effect of changes in forecasted cash flows. If forecasted cash flows were to decrease by 10% for each CGU, an additional impairment charge of A$51.5 million would be required.
Note 15 – Contingent liabilities
In the ordinary course of business, the Company is required to provide guarantees and letters of credit in respect of the performance of contracts and workers compensation insurance. The amount of guarantees, for which no amounts are recognised in the consolidated financial statements, was A$146.2 million and A$22.9 million as at 31 December 2008 and 30 June 2008, respectively.
The Company also provides a guarantee of the lines of credit for its SA Recycling LLC jointly controlled entity. The guarantee is shared severally between the Company and its joint venture partner in SA Recycling LLC. The amount of the guarantee provided by the Company was US$125 million as at 31 December 2008 and 30 June 2008.
Note 16 – Events occurring after the balance sheet date
On 17 February 2009, the Company acquired All Metal Recovery Limited. The business is a metal recycler located in Birmingham, United Kingdom. The acquisition price was not significant to the Company.
Other than the item disclosed above and elsewhere in this interim financial report, no other matters or circumstances have arisen since the end of the half-year which significantly affected or may significantly affect the Company’s operations, the results of those operations, or the state of affairs of the Company in future financial years.

Directors’ Declaration
In the directors’ opinion:
(a)	The directors declare that the financial statements and notes on pages 8 to 19 are in accordance with the Corporations Act 2001, including:
i.	comply with Australian Accounting Standards Board AASB 134, “Interim Financial Reporting”, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

ii.	give a true and fair value view of the consolidated entity’s financial position as at 31 December 2008 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.
(b)	There are reasonable grounds to believe that Sims Metal Management Limited will be able to pay its debts as and when they become due and payable.
The declaration is made in accordance with a resolution of the Board of Directors.

P K Mazoudier	D W Dienst
Chairman	Group Chief Executive Officer

Sydney	New York
19 February 2009	18 February 2009

PricewaterhouseCoopers ABN 52 780 433 757 Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia
Independent auditor’s review report to the members of Sims Metal Management Limited	Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999 www.pwc.com/au
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Sims Metal Management Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Sims Metal Management Limited Group (the consolidated entity). The consolidated entity comprises both Sims Metal Management Limited (the company) and the entities it controlled during that half-year.
Directors’ responsibility for the half-year financial report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Sims Metal Management Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
Liability limited by a scheme approved under Professional Standards Legislation

Independent auditor’s review report to the members of Sims Metal Management Limited (continued)
Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Matters relating to the electronic presentation of the reviewed financial report
This review report relates to the financial report of the Company for the half-year ended 31 December 2008 included on Sims Metal Management Limited’s web site. The company’s directors are responsible for the integrity of the Sims Metal Management Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.
Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sims Metal Management Limited is not in accordance with the Corporations Act 2001 including:
(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.
PricewaterhouseCoopers

Andrew J Parker	Sydney
Partner	19 February 2009